Exhibit 99.4

01TMAB 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Proxy - Subordinate Voting Shares - Annual General Meeting to be held on May 20, 2022 This proxy is solicited by and on behalf of TELUS International management. .. SUBORDINATE VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call. To Receive Documents Electronically - You can enroll to receive future securityholder communications electronically after you vote using the internet. If you don’t vote online, you can still enroll for this service. Follow the instructions below. To vote by telephone or the internet, you will need to provide your CONTROL NUMBER listed below. If you vote by telephone or the internet, DO NOT mail back this proxy. Proxies submitted must be received by 5:30 p.m. (ET), on May 18, 2022. If the meeting is postponed or adjourned, proxies submitted must be received by 5:00 p.m. (ET) on the second-last business day before the reconvened meeting date. .. CONTROL NUMBER 1. As a holder, you have the right to appoint some other person of your choice, who need not be a shareholder, to attend and act on your behalf at the meeting, or any adjournment or postponement thereof. If you wish to appoint a person other than the persons whose names are printed on this proxy (see reverse), please insert the name of your chosen proxyholder in the space provided (see reverse) and return your proxy by mail or vote by internet at www.investorvote.com. In addition, YOU MUST go to www.computershare.com/TELUSInternational by 5:30 p.m. (ET) on May 18, 2022 and provide Computershare with the required information for your chosen proxyholder so that Computershare may provide the proxyholder with a username via email. This username will allow your proxyholder to log in and vote at the meeting. Without a username, your proxyholder will only be able to log in to the meeting as a guest and will not be able to vote. 2. If the subordinate voting shares are registered in the name of more than one owner (for example, joint owners, trustees, executors, etc.), then all registered owners should sign this form. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign the proxy with signing capacity stated. 3. If you are voting by mail or delivery, the proxy should be signed in the exact manner as the name appears on the proxy. If the proxy is not dated, it will be deemed to bear the date on which it is mailed to the holder. 4HESUBORDINATEVOTINGSHARESREPRESENTEDBYTHISPROXYWILLBEVOTEDASDIRECTEDBYYOUHOWEVERIFYOUDONOTGIVESPECIÚCDIRECTIONINRESPECTOFANYMATTERTHIS proxy will be voted as recommended by management. 4HISPROXYCONFERSDISCRETIONONTHEPROXYHOLDERWITHRESPECTTOAMENDMENTSTOMATTERSIDENTIÚEDINTHE.OTICEOF!NNUAL'ENERAL-EETINGANDOTHERMATTERSTHATMAY properly come before the meeting, or any adjournment or postponement thereof, in each instance to the extent permitted by law, whether or not the amendment or other MATTERTHATCOMESBEFORETHEMEETINGISROUTINEANDWHETHERORNOTTHEAMENDMENTOROTHERMATTERTHATCOMESBEFORETHEMEETINGISCONTESTED7HERENOCHOICEISSPECIÚED ORWHEREBOTHCHOICESARESPECIÚEDINRESPECTOFANYMATTERTHESUBORDINATEVOTINGSHARESSHALLBEVOTED&/2THEMATTERSLISTEDINITEMSANDONTHEREVERSE 6. This proxy should be read in conjunction with the accompanying TELUS International (Cda) Inc. (“TELUS International”) Notice of Annual Meeting of Shareholders and Management Proxy Circular. Notes to proxy Fold Fold To Vote Using the Telephone To Vote Using the Internet To Receive Documents Electronically • Call the number listed BELOW from a touch tone telephone. • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. • You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com. To Virtually Attend the Meeting • You can attend the meeting virtually by visiting https://web.lumiagm.com/242573416. • For further information on the virtual AGM and how to attend, please view the information circular available on www.envisionreports.com/ telusinternational2021. TELUS International (Cda) Inc. Security Class Holder Account Number 1-866-732-VOTE (8683) Toll Free

. AR1 01TMBB Appointment of Proxyholder Print the name of the person you are appointing if this person is someone other than Messrs. Blair or Puritt. I/We being holder(s) of TELUS International subordinate voting shares hereby appoint: Josh Blair, Chair of TELUS International, or failing him, Jeffrey Puritt, President and Chief %XECUTIVE/FÚCEROF4%,53)NTERNATIONAL OR as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder SEESÚT ANDALLOTHERMATTERSTHATMAYPROPERLYCOMEBEFORETHEANNUALGENERALMEETINGOF4%,53)NTERNATIONALTOBEHELDVIALIVEAUDIOWEBCASTONLINEAT https://web.lumiagm.com/242573416, on May 20, 2022 at 5:30 p.m. (ET), and at any adjournment or postponement thereof (the “Meeting”), to the extent permitted by law. -!.!'%-%.46/4).'2%#/--%.$!4)/.3!2%).$)#!4%$"9()'(,)'(4%$4%84/6%24(%"/8%3 Authorized Signature(s) - This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management. MM / DD / YY Signature(s) Date Fold Fold I WISH TO RECEIVE PAPER COPIES OF THE QUARTERLY REPORTS These documents are available at telusinternational.com/investors so we encourage you not to mark this box in order to protect the environment and reduce costs. If you do not mark this box, or do not RETURNTHISFORMTHEINTERIMÚNANCIALSTATEMENTSAND-$!WILLNOTBE mailed to you. I WISH TO RECEIVE A PAPER COPY OF THE ANNUAL REPORT The annual report is available at telusinternational.com/ investors so we encourage you not to mark this box in order to protect the environment and reduce costs. If you do not mark this box, or do not return this form, the annual report will not be mailed to you. NOTE: If you are appointing a proxyholder other than Messrs. Blair or Puritt, you must return your proxy by mail or vote by internet at www.investorvote.com. In addition, YOU MUST go to www.computershare.com/TELUSInternational by 5:30 p.m. (ET) on May 18, 2022 and provide Computershare with the required information for your proxyholder so that Computershare may provide the proxyholder with a username via email. This username will allow your proxyholder to log in and vote at the meeting. Without a username your proxyholder will only be able to log in to the meeting as a guest and will not be able to vote. 331998 1. Election of Directors 2. Appointment of Auditors !PPOINT$ELOITTE,,0ASAUDITORSFORTHEENSUINGYEARANDAUTHORIZEDIRECTORSTOÚXTHEIRREMUNERATION Withhold &OR Withhold &OR Withhold &OR Withhold &OR 05. Doug French 06. Tony Geheran 01. Olin Anton 02. Josh Blair 03. Kenneth Cheong 07. Stephen Lewis 08. Sue Paish 09. Jeffrey Puritt 10. Carolyn Slaski 11. Sandra Stuart 04. Darren Entwistle ULKQ